FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 16, 2012

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.  The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2011 net earnings of $45.1 million ($0.31 net loss per diluted share after payment of preferred share dividends) compared to $335.8 million ($14.82 per diluted share) in 2010, reflecting weaker underwriting results, primarily arising from an unprecedented severity of large catastrophe claims worldwide.  Book value per share decreased to $364.55 at December 31, 2011 from $376.33 at December 31, 2010, a decrease of 0.4% (adjusted for the $10 per common share dividend paid in the first quarter of 2011).

“Notwithstanding catastrophe losses of $1 billion in one of the worst catastrophe years on record, our investment results allowed Fairfax to basically break even in 2011 with our book value being essentially unchanged,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “We are maintaining our equity hedges as we remain very concerned about the economic outlook over the next few years.  We continue to be soundly financed with year-end cash and marketable securities at the holding company of about $1 billion.”

In the fourth quarter of 2011, Fairfax had a net loss of $771.5 million ($38.47 per diluted share) compared to a net loss of $494.4 million in the fourth quarter of 2010 ($24.77 per diluted share).  The loss in the fourth quarter of 2011 arose principally from underwriting losses of $292.8 million, primarily as a result of large catastrophe claims, and from higher net mark-to-market investment losses (net losses on investments of $914.9 million compared to $887.9 million in the fourth quarter of 2010), primarily as a result of non-correlation between the performance of the company’s equities and its equity-related hedges, which the company believes will reverse in future periods.

Highlights in 2011 included the following:

•
The combined ratio of the insurance and reinsurance operations was 114.2% on a consolidated basis, producing an underwriting loss of $754.4 million, compared to a combined ratio and underwriting loss of 103.5% and $160.5 million respectively in 2010.  Underwriting results in 2011 were negatively affected by $1,021 million of pre-tax catastrophe losses (net of reinsurance and reinstatement premiums), primarily related to losses from the Japanese earthquake, Thailand flooding, U.S. tornadoes, the New Zealand earthquakes and Hurricane Irene which increased the combined ratio by 19.3 points.

•
Net premiums written by the insurance and reinsurance operations increased by 23.4% to $5,487.6 million compared to $4,446.0 million in 2010 (10.9% excluding the acquisitions of Zenith National, First Mercury and Pacific Insurance).

•
Operating income of the insurance and reinsurance operations (excluding net gains on investments) declined from $398.9 million in 2010 to an operating loss of $236.5 million in 2011, primarily as a result of the higher underwriting losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
Interest and dividend income of $705.3 million decreased 0.9% from $711.5 million in 2010. The year-over-year decrease was attributable to lower yields due to increased investment expenses incurred in connection with the company’s equity hedges, partially offset by a larger average investment portfolio resulting from the above-mentioned acquisitions.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,883.9 million at December 31, 2011 compared to $4,358.9 million at December 31, 2010).

•	Net investment gains of $691.2 million (net investment losses of $914.9 million in the fourth quarter) consisted of the following:

	Year ended December 31, 2011
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	703.6	(1,496.4)	(792.8)
Equity hedges	—	413.9	413.9
Equity and equity-related investments after equity hedges	703.6	(1,082.5)	(378.9)
Bonds	424.6	854.1	1,278.7
CPI-linked derivatives	—	(233.9)	(233.9)
Other	(39.8)	65.1	25.3
	1,088.4	(397.2)	691.2

	Fourth quarter ended December 31, 2011
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	12.8	33.2	46.0
Equity hedges	—	(779.3)	(779.3)
Equity and equity-related investments after equity hedges	12.8	(746.1)	(733.3)
Bonds	331.7	(430.6)	(98.9)
CPI-linked derivatives	—	0.1	0.1
Other	12.3	(95.1)	(82.8)
	356.8	(1,271.7)	(914.9)

•	On May 9, 2011, the company completed a private offering of $500 million of 5.80% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $493.9 million.

•
On May 25, 2011, the company completed an offering of Cdn$400 million of 6.40% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $405.6 million (Cdn$396.0 million).

•
On June 6, 2011, the company completed a tender offer for $694.4 million ($657.9 million net of Zenith National’s ownership) of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes.  The company recorded a charge of $104.2 million in connection with the debt repurchases.

•
The company held $1,026.7 million of cash, short term investments and marketable securities at the holding company level ($962.8 million net of short sale and derivative obligations) at December 31, 2011, compared to $1,540.7 million ($1,474.2 million net of short sale and derivative obligations) at December 31, 2010.

•	The company’s total debt to total capital ratio increased to 26.4% at December 31, 2011 from 23.9% at December 31, 2010.

•	At December 31, 2011, common shareholders’ equity was $7,427.9 million, or $364.55 per basic share, compared to $7,697.9 million, or $376.33 per basic share, at December 31, 2010.

Fairfax holds significant investments in equity and equity-related securities.  In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 662.22) and swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,071.96).  At December 31, 2011, equity hedges represented approximately 105% of the company’s equity and equity-related holdings.  The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 and 20.5 million weighted average shares outstanding during the fourth quarters of 2011 and 2010, respectively.  At December 31, 2011, there were 20,375,796 common shares effectively outstanding.

Summarized (without notes) condensed consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed fourth quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its annual and fourth quarter results at 8:30 a.m. Eastern time on Friday, February 17, 2012.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 2, 2012.  The replay may be accessed at (866) 351-5756 (Canada or U.S.) or 1 (203) 369-0058 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    John Varnell, Chief Financial Officer, at (416) 367-4941

               Media Contact
             Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2011, December 31, 2010 and January 1, 2010
(unaudited – US$ millions)

	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $249.0; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	1,026.7	1,540.7	1,251.6
Insurance contract receivables	1,735.4	1,476.6	1,376.8
	2,762.1	3,017.3	2,628.4
Portfolio investments
Subsidiary cash and short term investments	6,199.2	3,513.9	3,244.8
Bonds (cost $9,515.4; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	10,835.2	11,748.2	10,918.3
Preferred stocks (cost $555.6; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	563.3	583.9	292.8
Common stocks (cost $3,867.3; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	3,663.1	4,133.3	4,893.2
Investments in associates (fair value $1,271.8; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	924.3	707.9	423.7
Derivatives and other invested assets (cost $511.4; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	394.6	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $810.1; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	886.3	709.6	151.5
	23,466.0	21,976.2	20,067.0
Deferred premium acquisition costs	415.9	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $313.2; December 31, 2010 – $247.2; January 1, 2010 – $262.8)	4,198.1	3,757.0	3,571.1
Deferred income taxes	628.2	490.5	299.5
Goodwill and intangible assets	1,115.2	949.1	438.8
Other assets	821.4	901.0	771.6
	33,406.9	31,448.1	28,148.4
Liabilities
Subsidiary indebtedness	1.0	2.2	12.1
Accounts payable and accrued liabilities	1,656.2	1,263.1	1,290.8
Income taxes payable	21.4	31.7	77.6
Short sale and derivative obligations (including at the holding company – $63.9; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	170.2	216.9	57.2
Funds withheld payable to reinsurers	412.6	363.2	354.9
	2,261.4	1,877.1	1,792.6
Insurance contract liabilities	19,719.5	18,170.2	16,418.6
Long term debt	3,017.5	2,726.9	2,301.2
	22,737.0	20,897.1	18,719.8
Equity
Common shareholders’ equity	7,427.9	7,697.9	7,295.2
Preferred stock	934.7	934.7	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,362.6	8,632.6	7,522.4
Non-controlling interests	45.9	41.3	113.6
Total equity	8,408.5	8,673.9	7,636.0
	33,406.9	31,448.1	28,148.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2011 and 2010
(unaudited – US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2011	2010	2011	2010
Revenue
Gross premiums written	1,533.5	1,259.9	6,743.5	5,362.9
Net premiums written	1,287.4	1,073.3	5,607.9	4,449.0
Net premiums earned	1,395.5	1,210.9	5,426.9	4,580.6
Interest and dividends	162.1	161.5	705.3	711.5
Share of profit (loss) of associates	(9.9)	18.1	1.8	46.0
Net gains (losses) on investments	(914.9)	(887.9)	691.2	(3.0)
Excess of fair value of net assets acquired over purchase price	—	(0.4)	—	83.1
Other revenue	190.8	159.3	649.8	549.1
	823.6	661.5	7,475.0	5,967.3
Expenses
Losses on claims, gross	1,515.0	1,055.4	5,541.4	4,238.0
Less ceded losses on claims	(237.8)	(168.7)	(956.1)	(839.3)
Losses on claims, net	1,277.2	886.7	4,585.3	3,398.7
Operating expenses	260.2	278.8	1,148.3	973.5
Commissions, net	217.4	178.5	795.4	707.5
Interest expense	52.2	52.9	214.0	195.5
Other expenses	186.1	151.4	740.7	541.0
	1,993.1	1,548.3	7,483.7	5,816.2
Earnings (loss) before income taxes	(1,169.5)	(886.8)	(8.7)	151.1
Income taxes	(398.7)	(393.7)	(56.5)	(186.9)
Net earnings (loss)	(770.8)	(493.1)	47.8	338.0

Attributable to:
Shareholders of Fairfax	(771.5)	(494.4)	45.1	335.8
Non-controlling interests	0.7	1.3	2.7	2.2
	(770.8)	(493.1)	47.8	338.0

Net earnings (loss) per share	$(38.47)	$(24.77)	$(0.31)	$14.90
Net earnings (loss) per diluted share	$(38.47)	$(24.77)	$(0.31)	$14.82
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,381	20,474	20,405	20,436

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2011 and 2010
(unaudited – US$ millions)

	Fourth quarter		Year ended December 31,
	2011	2010	2011	2010
Net earnings (loss)	(770.8)	(493.1)	47.8	338.0
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)	61.7	66.3	(40.8)	121.0
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	(24.1)	(21.3)	33.2	(28.2)
Share of other comprehensive income (loss) of associates(3)	(10.6)	11.9	(7.5)	12.8
Change in actuarial gains and losses on defined benefit plans(4)	(22.0)	37.6	(22.6)	30.6
Other comprehensive income (loss), net of income taxes	5.0	94.5	(37.7)	136.2
Comprehensive income (loss)	(765.8)	(398.6)	10.1	474.2

Attributable to:
Shareholders of Fairfax	(766.6)	(400.0)	8.0	472.4
Non-controlling interests	0.8	1.4	2.1	1.8
	(765.8)	(398.6)	10.1	474.2
____________

(1)	Net of income tax expense of $11.7 (2010 – $6.5) and $9.0 (2010 – $11.5) for the fourth quarter and year ended December 31, 2011, respectively.

(2)	Net of income tax recovery of nil (2010 – nil) and nil (2010 – nil) for the fourth quarter and year ended December 31, 2011, respectively.

(3)	Net of income tax expense of $0.8 (2010 – $2.4) and income tax recovery of $0.8 (2010 – income tax expense of $2.7) for the fourth quarter and year ended December 31, 2011, respectively.

(4)	Net of income tax recovery of $9.0 (2010 – income tax expense of $8.0) and $9.0 (2010 – income tax expense of $5.0) for the fourth quarter and year ended December 31, 2011, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the fourth quarters and years ended December 31, 2011 and 2010 were:

Net Premiums Written
	Fourth quarter		Year ended December 31,
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	257.7	248.6	1,098.5	985.0
- U.S. (Crum & Forster and Zenith National)	408.0	260.2	1,601.1	919.5
- Asia (Fairfax Asia)	50.5	33.0	213.7	157.4
Reinsurance - OdysseyRe	477.2	434.9	2,089.7	1,853.6
Reinsurance and Insurance - Other	93.4	95.7	484.6	530.5
Insurance and reinsurance operations	1,286.8	1,072.4	5,487.6	4,446.0

Net Premiums Earned
	Fourth quarter		Year ended December 31,
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	258.4	253.6	1,072.2	996.6
- U.S. (Crum & Forster and Zenith National)	414.9	303.5	1,504.6	1,000.1
- Asia (Fairfax Asia)	55.0	42.7	204.1	155.0
Reinsurance - OdysseyRe	537.0	479.6	2,014.7	1,885.5
Reinsurance and Insurance - Other	129.2	128.3	504.9	536.0
Insurance and reinsurance operations	1,394.5	1,207.7	5,300.5	4,573.2

Combined ratios of the insurance and reinsurance operations in the fourth quarters and years ended December 31, 2011 and 2010 were:

	Fourth quarter		Year ended December 31,
	2011	2010	2011	2010
Insurance - Canada (Northbridge)	101.9%	111.2%	102.8%	106.9%
- U.S. (Crum & Forster and Zenith National)	124.2%	130.1%	114.3%	116.5%
- Asia (Fairfax Asia)	89.2%	90.8%	83.2%	89.3%
Reinsurance - OdysseyRe	122.7%	85.8%	116.7%	95.0%
Reinsurance and Insurance - Other	155.1%	90.1%	140.9%	107.2%
Insurance and reinsurance operations	121.0%	102.9%	114.2%	103.5%